Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

Direct Line: +1.212.859.8763
Email: philip.richter@friedfrank.com

October 3, 2019

VIA EDGAR

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

RE:	DryShips Inc.

Schedule 13E-3

Filed September 9, 2019, amended on September 30, 2019

Filed by DryShips Inc., SPII Holdings Inc., and Sileo Acquisitions Inc.

File No. 005-81450

Dear Mr. Duchovny,

On behalf of DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), we have set forth below responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated October 1, 2019 with respect to the Schedule 13E-3, File No.005-81450 (the “Schedule 13E-3”) filed on September 9, 2019 by the Company and the other filing persons named therein, as amended on September 30, 2019, by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the responses of the filing persons.

Concurrently with the submission of this letter, the filing persons are filing Amendment No. 2 to the Schedule 13E-3 (the “Amendment”). The Amendment incorporates changes made in response to the Staff’s comments.

Please note that any references to page numbers in the responses below are references to the page numbers in the Schedule 13E-3 or the proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 (the “Proxy Statement”), as the case may be.

New York • Washington • London • Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

October 3, 2019

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning the Company, SPII Holdings Inc. (“SPII”), Sileo Acquisitions Inc., or Mr. Economou, such response is included in this letter based on information provided to the Special Committee and us by such other persons and their respective representatives.

Schedule 13E-3

1.	Comment: We note that Mr. Economou controls SPII and is the company’s chairman and chief executive officer. Please include Mr. Economou as a filing person and provide all disclosure required for him as a filing person added as a result of this comment.

Response: In response to the Staff’s comment, we have amended the Schedule 13E-3 to include Mr. Economou as a filing person, including by expressly indicating that Mr. Economou is part of the Buyer Group (which also includes the other non-Company filing persons) and that the disclosure in the Proxy Statement with respect to the Buyer Group is also made by Mr. Economou.

Proxy Statement

Background of the Merger, page 28

2.	Comment: Revise this section and the disclosure providing the reasons for entering into the transaction for each filing person, including the company, to explain why each filing person has engaged in the going private transaction at this time. See Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, we have amended the disclosures on pages 12, 13 and 31 of the Proxy Statement to specifically provide the Special Committee’s reasons for approving the transaction at this time on behalf of the Company and the Company’s reasons to undertake the transaction at this time. We have also included a cross reference to page 43, which sets out the reasons for the Buyer Group’s proposal of the transaction at this time.

3.	Comment: Please address how any filing person relying on the Evercore opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares who receive payment for their shares, rather than all security holders unaffiliated with the company.

Response: In response to the Staff’s comment, we have amended the disclosure on pages 30-31 of the Proxy Statement to address this point, noting that the holders of shares of Company common stock that will receive the merger consideration in the merger and the unaffiliated security holders of the Company are the same group of security holders, and that to the knowledge of the Company, no affiliate of the Company other than SPII and Mr. Economou hold shares of Company common stock, and neither SPII nor Mr. Economou will be receiving consideration in the merger.

Fried, Frank, Harris, Shriver & Jacobson LLP

October 3, 2019

4.	Comment: Please revise your disclosure to address the fairness of the going private transaction as it relates to the company’s net book value.

Response: In response to the Staff’s comment, we have amended the Proxy Statement to add disclosure on page 29 of the Proxy Statement indicating that the Special Committee did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor, because the Special Committee believes that net book value is not a material indicator of the value of the Company as a going concern but is rather indicative of historical acquisition costs and therefore not a relevant measure in determining the fairness of the merger agreement and the transactions contemplated thereby, including the merger.

Recommendation of the Company Board, page 31

5.	Comment: We note that the board considered the Special Committee opinion in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board adopted the Special Committee’s analyses and opinion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response: In response to the Staff’s comment, we have amended the disclosure on pages 13 and 31 of the Proxy Statement to specify that the Board adopted as its own the analyses performed by or on behalf of the Special Committee as well as conclusions reached by the Special Committee regarding the merger agreement and the transactions contemplated thereby, including the merger.

Financial Projections Prepared by the Company, page 31

6.	Comment: It appears that you have included a summary of the projections in the proxy statement, which appear in full on pages 23-24 of the Evercore slides dated August 18, 2019. Please revise to include the full projections or a reference to the Evercore materials.

Response: In response to the Staff’s comment, we have amended the disclosures on pages 31 and 33 of the Proxy Statement to include references to the full projections in the Evercore materials.

Fried, Frank, Harris, Shriver & Jacobson LLP

October 3, 2019

Opinion of the Financial Advisor to the Special Committee, page 33

7.	Comment: Please revise this section to disclose the data underlying the results described in each analysis prepared by Evercore and to show how that information resulted in the multiples/values disclosed. For example, disclose the financial metrics for each company used in the Selected Public Company Trading Analysis.

Response: In response to the Staff’s comment, we have amended the disclosures on pages 36-37 and page 40 of the Proxy Statement to disclose the financial metrics for each company used in the Selected Public Company Trading Analysis and to disclosure the financial metrics for each transaction referenced in the Selected Transactions Analysis.

8.	Comment: Revise your disclosure under “Other Factors” on page 39 to explain why each analysis included was not considered material.

Response: In response to the Staff’s comment, we have amended the disclosures on page 39 of the Proxy Statement.

9.	Comment: Please clarify whether the remaining fee payable to Evercore is contingent on the closing of the merger.

Response: In response to the Staff’s comment, we have amended the disclosures on page 42 of the Proxy Statement.

10.	Comment: Please specify the amount of compensation received by Evercore for services provided to Ocean Rig UDW and Danaos Corporation.

Response: In response to the Staff’s comment, we have amended the disclosures on page 42 of the Proxy Statement.

Buyer’s Group Purpose and Reasons for the Merger, page 43

11.	Comment: Please revise your statement here and in page 44 that the Buyer Group “may be deemed” to be engaged in a going private transaction to remove the uncertainty. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

Response: In response to the Staff’s comment, we have amended the disclosures on pages 43 and 44 of the Proxy Statement to remove the uncertainty.

Fried, Frank, Harris, Shriver & Jacobson LLP

October 3, 2019

Interests of Certain Persons in the Merger, page 49

12.	Comment: We note in the first paragraph of this section that you refer security holders to read the disclosure on page 49. Please revise or advise.

Response: In response to the Staff’s comment, we have amended the disclosures on page 49 of the Proxy Statement to remove the superfluous cross-reference.

13.	Comment: With a view toward revised disclosure, please tell us whether any directors or officers will receive payment for any securities they own or whether any incentive compensation will be accelerated, each as a result of the going private transaction.

Response: In response to the Staff’s comment, we have amended the disclosure on page 49 of the Proxy Statement to clarify that the only directors and officers of the Company who own shares of the Company common stock are members of the Buyer Group, who will not receive merger consideration in connection with the merger agreement for any Company common stock that such persons own and that no incentive compensation of the directors or officers of the Company will be accelerated as a result of the merger agreement or the transactions contemplated thereby, including the merger.

*****

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact me by phone at +1-212-859-8763 or by e-mail at philip.richter@friedfrank.com.

Sincerely,

/s/ Philip Richter
Philip Richter

Enclosures

cc:	William Haft, David Schwartz — Orrick, Herrington & Sutcliffe LLP

Gary Wolfe, Edward Horton, Nick Katsanos — Seward & Kissel LLP